Proposal 1 has passed
Final Proxy Results - Mercury US High Yield Fund
Meeting Date: 03/14/2003

Record Date: 01/17/2003
As of: 03/14/2003

			Units Voted
All Classes	Outstanding Shares	Votes Needed 50% +1 of Outstanding Shares	For	Against	Abstain	Total Units Voted
Proposal 1

Reorganization of Mercury US High Yield Fund
into ML US High Yield Fund	1,137,815	568,909	965,222	3,372	4,631	973,225

Voting Requirements:
The Quorum consists one-third of the shares entitled to vote at the Meeting.

Proposal 1 requires the affirmative vote of stockholders representing a majority of the outsanding shares entitled to vote thereon.